

October 17, 2023

Peter Thawnghmung
Chief Executive Officer
Yo-Health Inc.
990 Gerry Avenue
Lido Beach, NY 11561

> **Re: Yo-Health Inc.**
> **Form 8-K 4.02 filed October 13, 2023**
> **File No. 000-56521**

Dear Peter Thawnghmung:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 8-K 4.02 filed October 13, 2023

General

1.   Please revise your disclosure to include a statement of whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with the registrant's independent accountant the matters disclosed in the filing pursuant to Item 4.02(a)(3). Please note that you must respond in writing to the comment in this letter. Merely filing an amendment to your Form 8-K is not an adequate response.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Charles Eastman at (202) 551-3794 or Jean Yu at (202) 551-3305 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing